Exhibit 21.1

CIG Wireless Corp. and Subsidiaries

List of Subsidiaries

As of December 31, 2014

Subsidiary	State of Incorporation

Communications Infrastructure Group, LLC	Delaware

CIG Properties, LLC	Delaware

CIG Services, LLC	Delaware

CIG Towers, LLC	Delaware

CIG BTS Towers, LLC	Delaware

CIG GA Holding, LLC	Delaware

CIG DT Holding, LLC	Delaware

CIG Comp Tower, LLC	Delaware

CIG Solutions, LLC	Delaware

Specialty Towers Management, LLC	Delaware